legal & compliance, llc

laura aNTHONy, esquire	www.legalandcompliance.com
LAZARUS ROTHSTEIN, ESQUIRE	WWW.SECURITIESLAWBLOG.COM
CHAD FRIEND, ESQUIRE, LLM	WWW.LAWCAST.COM

OF COUNSEL:
CRAIG D. LINDER, ESQUIRE
PETER P. LINDLEY, JD, CPA, MBA	DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM
STUART REED, ESQUIRE
MARC S. WOOLF, ESQUIRE

July 12, 2016

VIA ELECTRONIC EDGAR FILING

Christian Windsor

Special Counsel

Office of Financial Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Registration Statement on Form S-1
Filed May 26, 2016
File No. 333-211636

Dear Mr. Windsor:

We have electronically filed herewith on behalf of IEG Holdings Corporation (the “Company”) Amendment No. 1 to the above-referenced registration statement on Form S-1 (“Amendment No. 1”). Amendment No. 1 is marked to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Mathieson dated June 22, 2016. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Registration Statement Cover Page

Comment 1: We note that you register an “indeterminate number of shares of common stock issuable upon conversion of the notes.” It appears that you are relying on Rule 416, which is available to register shares issuable upon stock splits, dividends and certain anti-dilution provisions. However, Rule 416 does not address registering securities underlying convertible securities. Therefore, you may not rely on Rule 416 to register an indeterminate number of shares that may be issued in connection with the conversion of the Series A convertible notes. Please revise to register the number of shares that you reasonably believe may be issued in connection with the conversion of the notes. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 213.02.

Response: The Company acknowledges the Staff’s comment. The Company has determined that it will not offer subscription rights to purchase notes at this time. Accordingly, the Calculation of Registration Fee table and the footnotes thereto have been revised to eliminate references to subscription rights to purchase Series A convertible notes, Series A convertible notes underlying such subscription rights and shares of common stock underlying Series A convertible notes.

General

Comment 2: Please disclose a ratio of earnings to fixed charges. Refer to Item 503(d) of Regulation S-K. Based on the disclosure you add pursuant to this comment, consider appropriate changes to the second risk factor on page 18, discussing your ability to make interest payments.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Mr. Christian Windsor

Securities and Exchange Commission

July 12, 2016

Response: As indicated in the Company’s response to Comment 1 above, the Company no longer seeks to register subscription rights to purchase Series A convertible notes, Series A convertible notes underlying such subscription rights or shares of common stock underlying Series A convertible notes at this time. Accordingly, because no debt securities are being registered, no ratio of earnings to fixed charges is required pursuant to Item 503 of Regulation S-K.

Prospectus Cover Page

Comment 3: We note that the shares registered under this offering will be priced using a formula that contains an undisclosed future date. As such, it appears that you are potentially conducting an “at the market” offering. Please tell us, under your pricing formula, whether the date set for pricing will occur before or after the effective date of the registration statement. If the fixed date will occur after the effectiveness of the registration statement, please provide us with your analysis as to whether the offering would constitute an “at the market offering” as the term is used in Rule 415. If you conclude that is does constitute such an offering, provide your analysis as to why you are eligible to make such an offering.

Response: In Amendment No. 1, the Company has revised its disclosure throughout the prospectus to indicate that the date set for pricing will be July    , 2016, which date will occur before the effective date of the registration statement. As a result, the rights offering will not constitute an “at the market offering” as such term is used in Rule 415.

Risk Factors, page 10

Comment 4: Add a risk factor that discusses the potential impact upon your financial condition in the event that this rights offering were determined by the IRS to represent a change in control and therefore impair your ability to utilize your net operating losses.

Response: The Company has revised its disclosure in Amendment No. 1 to include the following risk factor on page 17:

The rights offering could impair or limit our net operating loss carry forwards.

As of December 31, 2015, we had federal income tax net operating loss (“NOL”) carryforwards, which may be applied to future taxable income, of approximately $16.0 million. Our aggregate state NOL carryforward as of December 31, 2015 is approximately $6.0 million, with the NOLs beginning to expire in 2024. The utilization of state NOLs is limited based on the jurisdiction in which the taxable income is generated. Under the Internal Revenue Code, if we undergo an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership over a three-year period, our ability to use our pre-change net operating loss, or NOL, carryforwards to offset our post-change taxable income may be limited. We may experience ownership changes as a result of shifts in our stock ownership, including shifts in our stock ownership that can result from the rights offering. In the event that the exercise by a stockholder of the basic subscription privilege or the over-subscription privilege could, as determined by us in our sole discretion, potentially result in a limitation on our ability to use the Tax Attributes under the Code and rules promulgated by the IRS, we may, but are under no obligation to, reduce the exercise by such stockholder of the basic subscription privilege or the over-subscription privilege to such number of securities as we in our sole discretion shall determine to be advisable in order to preserve our ability to use the Tax Attributes.

Comment 5: Add a risk factor that discusses the risks to investors in the event that only a few investors exercise their subscription rights. We note your disclosure that Mr. Mathieson is not expected to participate, and therefore the most that you could raise in the rights offering is 27.6%. Your risk factor should clarify for investors that since there is no minimum offering amount, any amounts that they invest may be put into a company which has not materially improved its available capital. Make corresponding changes to the summary.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Mr. Christian Windsor

Securities and Exchange Commission

July 12, 2016

Response: The Company has revised its disclosure in Amendment No. 1 to include the following risk factors on page 18:

Completion of this offering is not subject to our raising a minimum offering amount and therefore proceeds may be insufficient to meet our objectives, thereby increasing the risk to investors in this offering.

Completion of this offering is not subject to our raising a minimum offering amount. As such, proceeds from this rights offering may not be sufficient to meet the objectives we state in this prospectus or other corporate milestones that we may set. Shareholders should not rely on the success of the rights offering to address our need for funding.

None of our officers or directors, including Mr. Mathieson, is obligated to exercise subscription rights and, as a result, the rights offering may be undersubscribed.

Paul Mathieson, our Chief Executive Officer and a member of our board of directors, owns approximately 72.4% of our outstanding common stock. Mr. Mathieson has indicated his intention not to participate in the rights offering. As a group, our officers and directors beneficially own approximately 72.5% of our outstanding common stock as of June 30, 2016. None of our officers or directors is obligated to participate in the rights offering. We cannot assure that any of our officers or directors will exercise their basic or over-subscription rights to purchase any shares issued in connection with this offering and there is no minimum amount required to be raised in this offering. As a result, the offering may be undersubscribed and proceeds may not be sufficient to meet the objectives we state in this prospectus or other corporate milestones that we may set.

In addition, the Company has revised “Prospectus Summary—The Offering,” beginning on page 4 of Amendment No. 1 to include similar disclosure.

Material U.S. Federal Tax Consequences, page 31

Comment 6: Please file an opinion of counsel opining that the issuance of the subscription rights to your shareholders is not a taxable event. Please refer to Item 601(b)(8) of Regulation S-K. For more guidance, please consult Staff Legal Bulletin 19.

Response: The Company has filed, as Exhibit 8.1 to Amendment No. 1, an opinion of counsel regarding the matters set forth in Amendment No. 1 under the heading “Material U.S. Federal Tax Consequences.”

Part II, Information Not Required in the Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-1

Comment 7: We note that you have completed several unregistered issuances of securities in reliance on Regulation S. For each such issuance that occurred from 2015 until the present, please provide the following information:

●	The number of buyers involved in such issuance;

●	The foreign jurisdictions represented by such buyers;

●	The price per share; and

●	Whether an offering circular was used.

Response: In Amendment No. 1, the Company has revised Item 15, Recent Sales of Unregistered Securities, to include the following information for each unregistered securities issuance in reliance on Regulation S that occurred in 2015 or 2016: (i) the number of buyers involved in such issuance, (ii) the foreign jurisdictions represented by such buyers, (iii) the price per share, and (iv) whether an offering circular was used.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Mr. Christian Windsor

Securities and Exchange Commission

July 12, 2016

Item 16. Exhibits and Financial Statement Schedules

Comment 8: Please file as an exhibit to this registration statement the dealer-manager agreement referenced on page 8.

Response: A form of dealer-manager agreement by and between IEG Holdings Corporation and Source Capital Group, Inc. has been filed as Exhibit 10.9 to Amendment No. 1.

If the Staff has any further comments regarding Amendment No. 1 or any amendments thereto, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	William H. Dorton/U.S. Securities and Exchange Commission

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832